WAVE SYNC CORP.

40 Wall Street, 28th Floor,

New York, NY 10005

October 28, 2015

VIA EMAIL AND COURIER

Terence O’ Brien – Accounting Branch Chief

United States Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Wave Sync Corp. (f/k/a China Bio-Energy Corp.)
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed August 31, 2015
File No. 000-20532

Dear Mr. O’ Brien:

Wave Sync Corp. (the “Company”) hereby transmits our response to the letters received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 28, 2015 and October 28, 2015, respectively, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2014 (the “Form 10-K”) filed on August 31, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

1.       We note that you have not filed your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015. Please note that your Forms 10-Q are due 45 days after the end of each fiscal quarter. Please file your Forms 10-Q as of March31, 2015 and June 30, 2015 immediately.

In response to the Staff’s comments, we have filed our form 10-Qs for the fiscal quarters ended March 31, 2015 and June 30, 2015, respectively.

2.       We note your disclosure on page 10 regarding your dismissal of Malone Bailey, LLP as your independent registered public accounting firm on June 20, 2011. Please revise your disclosures to clearly indicate the periods that there were no disagreements with Malone Bailey LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures except for the item noted related to Fujian Union Oil & Chemistry Ltd. Your current disclosures make references to various periods subsequent to Malone Bailey LLP's dismissal. For example we note you reference December 31, 2013, December 31, 2012 and December 31, 2011, which were not the two most recent fiscal years and interim period prior to Malone Bailey LLP's dismissal as contemplated by Regulation S-K Item 304(a)(1)(iv).

We have revised the disclosures in Amendment No. 1 to the Form 10-K in response to the Staff’s comments.

3.      Based on your disclosures, it appears that concurrent with the decision to dismiss Malone Bailey, LLP another registered public accounting firm was hired to represent the Company as of June 22, 2011. Your current disclosures appear incomplete and do not specifically identify the accounting firm that replaced Malone Bai1ey LLP. We further note your disclosure on your Form 8-K filed on December 2, 2011 that concurrent with Malone Bailey LLP’s dismissal, the Company’s board appointed Samuel H. Wong & Co. LLP. Please revise your disclosures to specifically name the successor independent registered firm along with any names it previously was known by. See Regulation S-K Item 304(a)(2).

We have revised the disclosures in Amendment No. 1 to the Form 10-K in response to the Staff’s comments.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our Chief Financial Officer, Martin Yi at martin5033@126.com.

Very truly yours,

/s/ Zuyue Xiang
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.